As filed with the Securities and Exchange Commission on September 11, 1997

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              -------------------

                        NATIONAL PICTURE & FRAME COMPANY
                            (Name of Subject Company)

                              -------------------

                           NPF ACQUISITION CORPORATION
                          a wholly owned subsidiary of
                             NPF HOLDING CORPORATION
                                    (Bidders)

                              -------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                              -------------------

                           637152 10 9 (Common Stock)
                              -------------------

                      (CUSIP Number of Class of Securities)

                              -------------------

                                 John T. Herzog
                               James C. Wheat, III
                          Riverfront Plaza, West Tower
                        901 East Byrd Street, Suite 1300
                               Richmond, VA 23219
                            Telephone: (804) 782-3288
            (Names, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                              -------------------

                                    Copy to:
                            John Owen Gwathmey, Esq..
                                Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219
                            Telephone: (804)788-8700

                            Calculation of Filing Fee
===============================================================================
       Transaction valuation:                   Amount of filing fees:
===============================================================================
            $65,752,320*                            $13,151.00**
===============================================================================
* For purposes of calculating fee only. Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $12.00 per share. This calculation assumes the purchase of 5,479,360 shares of Common Stock of the Subject Company (including 4,972,686 shares outstanding as of September 4 , 1997, and 506,674 shares were reserved for issuance pursuant to outstanding options to purchase shares of Common Stock of the Company as of September 4, 1997.)

** 1/50 of 1% of Transaction Valuation determined in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended.

         Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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

Amount Previously Paid:             Not Applicable                     Filing Party:    Not Applicable

Form or Registration No.:           Not Applicable                     Date Filed:      Not Applicable








CUSIP NO.      637152 10 9
          ----------------
                                                     14D-1/13D
---------------------------------------------------------------------------------- ----------------------------------
1.    NAME OF REPORTING PERSONS
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON                                NPF Acquisition
                                                                                   Corporation

---------------------------------------------------------------------------------- ----------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a)[X]
                                                                                                                 (b)

---------------------------------------------------------------------------------- ----------------------------------
3.    SEC USE ONLY


---------------------------------------------------------------------------------- ----------------------------------
4.    SOURCE OF FUNDS                                                              BK;AF;WC


---------------------------------------------------------------------------------- -------------------------- -------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(f)

---------------------------------------------------------------------------------- -------------------------- -------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                         Delaware


---------------------------------------------------------------------------------- -------------------------- -------
7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                 2,787,671*

---------------------------------------------------------------------------------- -------------------------- -------
8.    CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

---------------------------------------------------------------------------------- -------------------------- -------
9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):                           56.1%*


---------------------------------------------------------------------------------- -------------------------- -------
10.   TYPE OF REPORTING PERSON
                                                                                   CO
---------------------------------------------------------------------------------- -------------------------- -------





CUSIP NO.      637152 10 9
          ----------------
                                                     14D-1/13D
---------------------------------------------------------------------------------- ----------------------------------
1.    NAME OF REPORTING PERSONS                                                    NPF Holding Corporation
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

---------------------------------------------------------------------------------- ----------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a)[X]
                                                                                                                 (b)

---------------------------------------------------------------------------------- ----------------------------------
3.    SEC USE ONLY


---------------------------------------------------------------------------------- ----------------------------------
4.    SOURCE OF FUNDS                                                              WC; OO


---------------------------------------------------------------------------------- -------------------------- -------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(f)

---------------------------------------------------------------------------------- -------------------------- -------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                         Delaware


---------------------------------------------------------------------------------- -------------------------- -------
7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                 2,787,671*

---------------------------------------------------------------------------------- -------------------------- -------
8.    CHECK IF THE AGGREGATE AMUNT IN ROW (7) EXCLUDES CERTAIN SHARES

---------------------------------------------------------------------------------- -------------------------- -------
9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):                           56.1%*


---------------------------------------------------------------------------------- -------------------------- -------
10.   TYPE OF REPORTING PERSON
                                                                                   CO
---------------------------------------------------------------------------------- -------------------------- -------

* 2,707,587 representing approximately 54.4% of the issued and outstanding shares of National Picture & Frame Company (the "Company") are required to be tendered in the Offer pursuant to stockholder tender agreements among NPF Holding Corporation, NPF Acquisition Corporation and certain selling stockholders of the Company. In addition, NPF Holding Corporation has entered into subscription and exchange agreements with certain members of management of the Company (the "Management Investors"), whereby such Management Investors will subscribe for shares of NPF Holding Corporation in exchange for 80,084 shares of Common Stock of the Company held by the Management Investors representing 1.6% of the issued and outstanding shares of Common Stock of the Company.

                                  TENDER OFFER

         This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to the offer by NPF Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of NPF Holding Corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of National Picture & Frame Company, a Delaware corporation (the "Company"), at a purchase price of $12.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 1997 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(l), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, together with the Offer to Purchase, as the same may be amended or supplemented from time to time, constitute the "Offer") and is intended to satisfy the reporting requirements of Section 14(d) of the Securities and Exchange Act of 1934, as amended.

Item 1.  Security and Subject Company

         (a) The name of the subject company is National Picture & Frame Company, a Delaware corporation. The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference. The address of its principal executive offices is 702 Highway 82 West, Greenwood, Mississippi 38930.

         (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $0.01 per share, of the Company. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

Item 2.  Identity and Background

         (a)-(d) and (g) This Schedule 14D-1 is filed jointly by the Purchaser and the Parent. The information set forth in Section 8 of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

         (e)-(f) Neither the Purchaser nor the Parent, nor to the best knowledge of the Purchaser and the Parent, any of the persons listed in
Schedule I to the Offer to Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations With the Subject Company

         (a) Since May 1, 1994, there have been no transactions which would be required to be disclosed under this Item 3(a) between any of the Purchaser, Parent or, to the best knowledge of the Purchaser and the Parent, any of the persons listed in Schedule I to the Offer to Purchase and the Company or any of its executive officers, directors or affiliates.

         (b) The  information  set  forth in the  Introduction,  Section  10 and
Section 11 of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction, Section 10 and Section 11 of the Offer to Purchase, since May 1, 1994, there have been no contacts, negotiations or transactions which would be required to be disclosed under this Item 3(b) between any of the Purchaser, the Parent or, to the best knowledge of the Purchaser and Parent, any of those persons listed in Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Item 4.  Source and Amount of Funds or Other Consideration

         (a)-(b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

         (c) not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

         (a)-(e) The information set forth in the  Introduction,  Section 10 and
Section 11 of the Offer to Purchase is incorporated herein by reference.

         (f)-(g) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company

         (a)-(b) The information set forth in the Introduction and Section 8 of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         The information set forth in the Introduction, Section 8, Section 10 and Section 11 of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction, Section 8, Section 10 and Section 11 of the Offer to Purchase, none of the Purchaser, the Parent, nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed in Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies).

Item 8.  Persons Retained, Employed or to be Compensated

         The information set forth in the Introduction and Section 15 of the Offer to Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders

         Not Applicable.

Item 10.  Additional Information

         (a) The  information  set  forth in the  Introduction,  Section  10 and
Section 11 of the Offer to Purchase is incorporated herein by reference.

         (b)-(d) The information set forth in the  Introduction,  Section 12 and
Section 14 of the Offer to Purchase is incorporated herein by reference.

         (e) To the best knowledge of the Purchaser and the Parent, no such legal proceedings are pending or have been instituted.

         (f) The information set forth in the entire text of the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

         Item 11.  Material to be Filed as Exhibits

         (a)  (1)     Form of Offer to Purchase, dated September 11, 1997.
              (2)     Form of Letter of Transmittal.
              (3)     Form of Notice of Guaranteed Delivery.
              (4)     Form of  Letter to  Brokers,  Dealers,  Commercial  Banks,
                      Trust Companies and Other Nominees.
              (5)     Form of Letter to  Clients  for Use by  Brokers,  Dealers,
                      Commercial Banks, Trust Companies and Other Nominees.
              (6)     Internal   Revenue   Service   Certificate   of   Taxpayer
                      Identification Number on Form W-9.
              (7)     Text  of  Press  Release  issued  by  the  Company,  dated
                      September 5, 1997.
              (8)     Summary Advertisement, dated September 11, 1997.
         (b)  (1)     Commitment  Letter,  dated  September 3, 1997, by and
                      among  AT&T   Commercial   Finance   Corporation,
                      Colonnade Capital, L.L.C. and  NPF Acquisition
                      Corporation.
         (c)  (1)     Confidentiality  Agreement,  dated as of August 12, 1996,
                      between Colonnade  Capital,  L.L.C. and National Picture &
                      Frame Company.
         (c)  (2)     Letter  of  Intent,  dated  as of May  29,  1997,  between
                      Colonnade  Capital,  L.L.C.  and National  Picture & Frame
                      Company.
         (c)  (3)     Agreement  and Plan of Merger,  dated as of  September  4,
                      1997,  by  and  among  NPF  Acquisition  Corporation,  NPF
                      Holding Corporation, Colonnade Capital, L.L.C. and
                      National Picture & Frame Company.
         (c)  (4)     Form of Stockholder  Tender  Agreement-Management,  by
                      and  among  NPF   Acquisition   Corporation   and  certain
                      stockholders  listed  thereto of National  Picture & Frame
                      Company.
         (c)  (5)     Form of Stockholder  Tender  Agreement-Non-Management,
                      by and  among  NPF  Acquisition  Corporation  and  certain stockholders  listed  thereto of National  Picture & Frame
                      Company.
         (c)  (6)     Employment  Agreement,  by  and  between  NPF  Acquisition
                      Company and Richard A. Beattie.
         (c)  (7)     Employment  Agreement,  by  and  between  NPF  Acquisition
                      Company and Billy D. Moore.
         (c)  (8)     Consulting  and  Noncompetition  Agreement,  dated  as  of
                      August 1, 1997, by and between NPF Acquisition Corporation and Jesse C. Luxton.
         (d)          Not applicable.
         (e)          Not applicable.
         (f)          Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                      NPF ACQUISITION CORPORATION

                                      By: /s/ John T. Herzog
                                         -----------------------------
                                                   John T. Herzog
                                                   Vice President

                                      NPF HOLDING CORPORATION


                                      By: /s/ John T. Herzog
                                         -----------------------------
                                                   John T. Herzog
                                                   President

Date:  September 11, 1997

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                                      DESCRIPTION
-------   --------------------------------------------------------------------------------------------------------------
(a)(1)    Form of Offer to Purchase, dated September 11, 1997.
   (2)    Form of Letter of Transmittal.
   (3)    Form of Notice of Guaranteed Delivery.
   (4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
   (5)    Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
   (6)    Internal Revenue Service Certificate of Taxpayer Identification Number on Form W-9.
   (7)    Text of Press Release issued by the Company, dated September 5, 1997.
   (8)    Summary Advertisement, dated September 11, 1997.
(b)(1)    Commitment Letter, dated September 3, 1997, by and among AT&T Commercial Finance Corporation, Colonnade
          Capital, L.L.C. and NPF Acquisition Corporation.
(c)(1)    Confidentiality Agreement, dated as of August 12, 1996, between Colonnade Capital, L.L.C. and National Picture
          & Frame Company.
(c)(2)    Letter of Intent, dated as of May 29, 1997, between Colonnade Capital, L.L.C. and National Picture & Frame
          Company.
(c)(3)    Agreement and Plan of Merger, dated as of September 4, 1997, by and among NPF Acquisition Corporation, NPF
          Holding Corporation, Colonnade Capital, L.L.C. and National Picture & Frame Company.
(c)(4)    Form of Stockholder Tender Agreement -- Management, by and among NPF Acquisition Corporation and certain stockholders listed thereto of National Picture & Frame Company.
(c)(5)    Form of Stockholder Tender Agreement -- Non-Management, by and among NPF Acquisition Corporation and certain stockholders listed thereto of National Picture & Frame Company.
(c)(6)    Employment Agreement, by and between NPF Acquisition Company and Richard A. Beattie.
(c)(7)    Employment Agreement, by and between NPF Acquisition Company and Billy D. Moore.
(c)(8)    Consulting and Noncompetition Agreement, dated as of August 1, 1997, by and between NPF Acquisition
          Corporation and Jesse C. Luxton.
   (d)    Not applicable.
   (e)    Not applicable.
   (f)    Not applicable.